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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

LOEHMANN'S HOLDINGS INC.
(Name of the Issuer)

LOEHMANN'S HOLDINGS INC.
DESIGNER APPAREL HOLDING COMPANY
DAH MERGER CORPORATION
ROBERT N. FRIEDMAN
ROBERT GLASS
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

540411501
(CUSIP Number of Class of Securities)

ROBERT GLASS
CHIEF OPERATING OFFICER,
CHIEF FINANCIAL OFFICER AND
SECRETARY
LOEHMANN'S HOLDINGS INC.
2500 HALSEY STREET
BRONX, NY 10461
TELEPHONE NUMBER: (718) 518-2777

WITH COPIES TO:

ALAN C. MYERS, ESQ. RICHARD J. GROSSMAN, ESQ. SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK, NEW YORK 10036 TELEPHONE NUMBER: (212) 735-3000	W. DONALD KNIGHT, JR., ESQ. KATHRYN M. FURMAN, ESQ. KING & SPALDING LLP 191 PEACHTREE STREET ATLANTA, GEORGIA 30303-1763 TELEPHONE NUMBER: (404) 572-4600
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$175,628,235.42*	$22,252.10

*
Pursuant to the terms of the Agreement and Plan of Merger, dated as of April 22, 2004, by and among Loehmann's Holdings Inc. ("Loehmann's"), Designer Apparel Holding Company and DAH Merger Corporation (the "Merger Agreement"), each issued and outstanding share of Loehmann's common stock, other than (1) shares owned by stockholders who are entitled to and have exercised and perfected appraisal rights and (2) shares held in Loehmann's treasury, will be converted into the right to receive $23.00 in cash. In addition, pursuant to the Merger Agreement each outstanding stock option, other than a total of 163,934 options held by Robert N. Friedman and Robert Glass, will be fully vested and canceled in exchange for (1) the excess of $23.00 over the per share exercise price multiplied by (2) the number of shares of common stock subject to such option. The filing fee was calculated based upon (1) an estimated aggregate cash payment of $154,772,428.00 based on the proposed per share cash payment of $23.00 for 6,729,236 shares of common stock and (2) an estimated aggregate cash payment of $20,855,807.42 to holders of outstanding options, excluding 163,934 options held by Messrs. Friedman and Glass and expected to be rolled over into options of the surviving corporation pursuant to the terms of the Merger Agreement. In accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.00012670 by the amount calculated pursuant to the preceding sentence.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,252.10	Filing Party: Loehmann's Holdings Inc.
Form or Registration No.: Schedule 14A	Date Filed: May 27, 2004

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (1) Loehmann's Holdings Inc., a Delaware corporation (the "Company" or "Loehmann's"); (2) Designer Apparel Holding Company, a Delaware corporation; (3) DAH Merger Corporation; (4) Robert N. Friedman, president and chief executive officer of the Company; and (5) Robert Glass, chief operating officer, chief financial officer and secretary of the Company. The preceding persons are collectively referred to herein as the "Filing Persons" and individually as a "Filing Person."

        This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of April 22, 2004, by and among the Company, Designer Apparel Holding Company and DAH Merger Corporation (the "Merger Agreement"). If the Merger Agreement and Merger (as defined below) are approved and adopted by the Loehmann's stockholders and the other conditions to the closing of the Merger are satisfied or waived, DAH Merger Corporation will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation.

        In the Merger, the outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), other than those held by dissenting stockholders who perfect their appraisal rights under Delaware law with respect to such shares of Common Stock, will be converted, without any action on the part of the stockholders, into the right to receive $23.00 in cash per share. Options will be treated as described in the Proxy Statement (as defined below). Pursuant to the Merger, each outstanding share of DAH Merger Corporation will be converted into one share of Common Stock of the surviving corporation.

        Concurrently with the filing of this Schedule 13E-3, the Company is filing with the U.S. Securities and Exchange Commission (the "SEC") a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt and approve the Merger Agreement and the Merger.

        Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including the appendices thereto. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act ("Regulation M-A").

        All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each Filing Person other than the Company was supplied by each such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

ITEM 1. Summary Term Sheet

  Regulation M-A
  Item 1001

          Summary Term Sheet.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction

ITEM 2. Subject Company Information

  Regulation M-A
  Item 1002

          (a)    Name and Address.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet—The Companies
      The Companies—Loehmann's
      The Companies—DAHC
      The Companies—DAH Merger Corporation

          (b)    Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      The Special Meeting—Record Date; Voting Rights
      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      The Companies—Loehmann's
      The Companies—DAHC
      The Companies—DAH Merger Corporation
      Market Price and Dividend Information

          (c)    Trading Market and Price.    The information set forth in the Proxy Statement under the caption "Market Price and Dividend Information" is incorporated herein by reference.

          (d)    Dividends.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      The Merger Agreement—Covenants; Conduct of Business Prior to the Merger
      Market Price and Dividend Information

          (e)    Prior Public Offerings.    The information set forth in the Proxy Statement under the caption "Special Factors—Prior Public Offerings and Prior Stock Purchases" is incorporated herein by reference.

          (f)    Prior Stock Purchases.    The information set forth in the Proxy Statement under the caption "Special Factors—Prior Public Offerings and Prior Stock Purchases" is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person

  Regulation M-A
  Item 1003

          (a)    Name and Address.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      The Companies—Loehmann's
      The Companies—Directors and Executive Officers of Loehmann's
      The Companies—DAHC
      The Companies—DAH Merger Corporation
      The Companies—Directors and Executive Officers of DAHC and DAH Merger Corporation

          (b)    Business and Background of Entities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      The Companies—Loehmann's
      The Companies—DAHC
      The Companies—DAH Merger Corporation
      The Companies—Directors and Executive Officers of DAHC and DAH Merger Corporation

          (c)    Business and Background of Natural Persons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      The Companies—Directors and Executive Officers of Loehmann's
      The Companies—Directors and Executive Officers of DAHC and DAH Merger Corporation

ITEM 4. Terms of the Transaction

  Regulation M-A
  Item 1004

          (a)(1)    Material Terms.    Tender Offers. Not applicable.

               (2)    Material Terms.    Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

        Summary Term Sheet
        Questions and Answers about the Merger Transaction
        The Special Meeting
        Special Factors—General Description of the Merger
        Special Factors—Background of the Merger
        Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
                Loehmann's Board of Directors
        Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger
        Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger
        Special Factors—Interests of Loehmann's Directors and Officers in the Merger
        Special Factors—Material U.S. Federal Income Tax Consequences
        The Merger Agreement

          (c)    Different Terms.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Plans for Loehmann's after the Merger
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger
      The Merger Agreement

          (d)    Appraisal Rights.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Dissenters' Rights of Appraisal
      The Merger Agreement
      Appendix C to the Proxy Statement

          (e)    Provisions for Unaffiliated Security Holders.    The information set forth in the Proxy Statement under the caption "Other Matters" is incorporated herein by reference.

          (f)    Eligibility for Listing or Trading.    Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

  Regulation M-A
  Item 1005

          (a)    Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Special Factors—Background of the Merger
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger

          (b)    Significant Corporate Events.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Background of the Merger
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger
      The Merger Agreement
      The Voting Agreements—Agreements with Messrs. Friedman and Glass
      Appendix A to the Proxy Statement

          (c)    Negotiations or Contacts.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Background of the Merger
      Special Factors—Financing of the Merger

          (e)    Agreements Involving the Subject Company's Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction

      Special Factors—Background of the Merger
      Special Factors—Financing of the Merger
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger
      The Voting Agreements
      The Merger Agreement
      Appendix A to the Proxy Statement

ITEM 6. Purposes of the Transaction and Plans or Proposals

  Regulation M-A
  Item 1006

          (b)    Use of Securities Acquired.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—General Description of the Merger
      Special Factors—Plans for Loehmann's after the Merger
      Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger

          (c)(1)-(8)    Plans.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—General Description of the Merger
      Special Factors—Background of the Merger
      Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger
      Special Factors—Plans for Loehmann's after the Merger
      Special Factors—Financing of the Merger
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger
      The Merger Agreement

ITEM 7. Purposes, Alternatives, Reasons and Effects

  Regulation M-A
  Item 1013

          (a)    Purposes.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—General Description of the Merger
      Special Factors—Background of the Merger
      Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger
      Special Factors—Plans for Loehmann's after the Merger
      Special Factors—Financing of the Merger
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger
      The Merger Agreement

          (b)    Alternatives.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Special Factors—Background of the Merger
      Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
              Loehmann's Board of Directors
      Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger
      Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger

          (c)    Reasons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Background of the Merger
      Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
              Loehmann's Board of Directors
      Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger
      Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger
      Special Factors—Opinion of the Special Committee's Financial Advisor
      Special Factors—Plans for Loehmann's after the Merger
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger

          (d)    Effects.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
              Loehmann's Board of Directors
      Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger
      Special Factors—Purposes, Alternatives, Reasons and Effects of the Merger
      Special Factors—Plans for Loehmann's after the Merger
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger
      Special Factors—Material U.S. Federal Income Tax Consequences
      The Merger Agreement

ITEM 8. Fairness of the Transaction

  Regulation M-A
  Item 1014

          (a)    Fairness.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Background of the Merger
      Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
              Loehmann's Board of Directors

      Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger
      Special Factors—Opinon of the Special Committee's Financial Advisor
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger

          (b)    Factors Considered in Determining Fairness.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Special Factors—General Description of the Merger
      Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
              Loehmann's Board of Directors
      Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger
      Special Factors—Purposes, Alternatives, Reasons and Effects of ther Merger
      Special Factors—Opinion of the Special Committee's Financial Advisor
      Special Factors—Dissenters' Rights of Appraisal

          (c)    Approval of Security Holders.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      The Special Meeting
      Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
              Loehmann's Board of Directors
      Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger
      Special Factors—Opinion of the Special Committee's Financial Advisor

          (d)    Unaffiliated Representative.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Special Factors—Background of the Merger
      Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
              Loehmann's Board of Directors
      Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger
      Special Factors—Opinion of the Special Committee's Financial Advisor

          (e)    Approval of Directors.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Background of the Merger
      Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
              Loehmann's Board of Directors
      Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger

          (f)    Other Offers.    Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations

  Regulation M-A
  Item 1015

          (a)    Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Special Factors—Background of the Merger
      Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
              Loehmann's Board of Directors
      Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger
      Special Factors—Opinion of the Special Committee's Financial Advisor
      Appendix B to the Proxy Statement

          (b)    Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Special Factors—Background of the Merger
      Special Factors—Opinion of the Special Committee's Financial Advisor
      Special Factors—Estimated Fees and Expenses
      Appendix B to the Proxy Statement

          (c)    Availability of Documents.    The information set forth in the Proxy Statement under the caption "Special Factors—Opinion of the Special Committee's Financial Advisor" is incorporated herein by reference.

ITEM 10. Source and Amounts of Funds or Other Consideration

  Regulation M-A
  Item 1007

          (a)    Source of Funds.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Financing of the Merger
      The Merger Agreement

          (b)    Conditions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Financing of the Merger

          (c)    Expenses.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction

      The Special Meeting—Solicitation of Proxies
      Special Factors—Financing of the Merger
      Special Factors—Estimated Fees and Expenses
      The Merger Agreement—Termination Fee; Expenses

          (d)    Borrowed Funds.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Special Factors—Financing of the Merger
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger

ITEM 11. Interest In Securities of the Subject Company

  Regulation M-A
  Item 1008

          (a)    Securities Ownership.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger
      Security Ownership of Management and Certain Beneficial Owners

          (b)    Securities Transactions.    Not applicable.

ITEM 12. The Solicitation or Recommendation

  Regulation M-A
  Item 1012

          (d)    Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger
      The Voting Agreements

          (e)    Recommendations of Others.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      The Special Meeting
      Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
              Loehmann's Board of Directors
      Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger

ITEM 13. Financial Statements

  Regulation M-A
  Item 1010

          (a)    Financial Information.    The financial statements in Item 8 entitled "Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K filed on April 15, 2004 with the SEC for the fiscal year ended January 31, 2004 (the "Form 10-K") and the information set forth in the Proxy Statement under the caption "Selected Historical Financial Information" are incorporated herein by reference.

          The Company's Form 10-K was filed electronically through the SEC's EDGAR system and is available to the public at the SEC's website at http://www.sec.gov. The Form 10-K is available to be read and copied at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549 and at the following Regional Office of the SEC:    The Woolworth Building, 233 Broadway, New York, New York, 10279.

          (b)    Pro Forma Information.    Not applicable.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used

  Regulation M-A
  Item 1009

          (a)    Solicitations or Recommendations.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      Questions and Answers about the Merger Transaction
      The Special Meeting—Solicitation of Proxies
      Special Factors—Position of Loehmann's as to the Fairness of the Merger; Recommendation by the
              Loehmann's Board of Directors
      Special Factors—Position of DAHC and DAH Merger Corporation as to the Fairness of the Merger
      Special Factors—Opinion of the Special Committee's Financial Advisor

          (b)    Employees and Corporate Assets.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

      Summary Term Sheet
      Questions and Answers about the Merger Transaction
      The Special Meeting—Solicitation of Proxies
      Special Factors—Background of the Merger
      Special Factors—Interests of Loehmann's Directors and Officers in the Merger

ITEM 15. Additional Information

  Regulation M-A
  Item 1011

          (b)    Other Material Information.    The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. Exhibits

  Regulation M-A
  Item 1016

(a)	(1)	Form of Letter to Stockholders of Loehmann's Holdings Inc., dated , 2004, and incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on May , 2004 (the "Schedule 14A").
(a)	(2)	Form of Notice of Special Meeting to Stockholders of Loehmann's Holdings Inc., dated , 2004, and incorporated herein by reference to the Schedule 14A.
(a)	(3)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on May , 2004 by Loehmann's Holdings Inc. and incorporated herein by reference to the Schedule 14A.
(a)	(4)
		Form of Proxy Card to be sent to stockholders of Loehmann's Holdings Inc., filed with the Securities and Exchange Commission along with the Schedule 14A and incorporated herein by reference to the Schedule 14A.
(a)	(5)
		Press Release issued by Loehmann's Holdings Inc. and incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on April 26, 2004.
(b)	(1)	Letter Agreement, dated April 22, 2004, by and among Designer Apparel Holding Company, The CIT Group/Business Credit, Inc., The CIT Group/Commercial Services, Inc. and Silver Point Finance, LLC.
(c)	(1)	Fairness Opinion of Peter J. Solomon Company, dated April 22, 2004, and incorporated herein by reference to Appendix B to the Schedule 14A.
(c)	(2)	Presentation of Peter J. Solomon Company to the Special Committee of the Board of Directors, dated February 26, 2004.
(c)	(3)	Presentation of Peter J. Solomon Company to the Special Committee of the Board of Directors and the Board of Directors, dated April 19, 2004.

(d)	(1)
		Agreement and Plan of Merger, dated as of April 22, 2004, by and among Loehmann's Holdings Inc., Designer Apparel Holding Company and DAH Merger Corporation and incorporated herein by reference to Appendix A to the Schedule 14A.
(d)	(2)
		Voting Agreement, dated as of April 22, 2004, by and among Designer Apparel Holding Company, Alpine Associates, A Limited Partnership, Alpine Partners, L.P., Alpine Associates Offshore Fund Ltd. and Palisades Partners, L.P. and incorporated herein by reference to Appendix D to the Schedule 14A.
(d)	(3)
		Agreement as to Surrender and Cancellation of Options, dated as of April 22, 2004, by and among Loehmann's Holdings Inc. and Robert N. Friedman and incorporated herein by reference to Exhibit 99.5 to the Form 8-K filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on April 26, 2004.
(d)	(4)
		Agreement as to Surrender and Cancellation of Options, dated as of April 22, 2004, by and among Loehmann's Holdings Inc. and Robert Glass and incorporated herein by reference to Exhibit 99.6 to the Form 8-K filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on April 26, 2004.
(d)	(5)
		Employment Agreement, dated as of April 22, 2004, between Robert N. Friedman and Loehmann's Holdings Inc. and incorporated herein by reference to Exhibit 99.3 to the Form 8-K filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on April 26, 2004.
(d)	(6)
		Employment Agreement, dated as of April 22, 2004, between Robert Glass and Loehmann's Holdings Inc. and incorporated herein by reference to Exhibit 99.4 to the Form 8-K filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on April 26, 2004.
(d)	(7)	Letter Agreement, dated March 2, 2004, by and among Loehmann's Holdings Inc., Robert N. Friedman and Robert Glass.
(d)	(8)	Letter Agreement, dated April 22, 2004, between Loehmann's Holdings Inc. and First Islamic Investment Bank, E.C.
(f)		Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix C to the Schedule 14A.
(g)		Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEHMANN'S HOLDINGS INC.
By:	/s/ ROBERT GLASS
Name: Robert Glass Title: Chief Operating Officer
DESIGNER APPAREL HOLDING COMPANY
By:	/s/ DAVID P. CROSLAND
Name: David P. Crosland Title: President and Chief Executive Officer
DAH MERGER CORPORATION
By:	/s/ DAVID P. CROSLAND
Name: David P. Crosland Title: President and Chief Executive Officer
/s/ ROBERT N. FRIEDMAN Robert N. Friedman
/s/ ROBERT GLASS Robert Glass

Date: May 27, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Form of Letter to Stockholders of Loehmann's Holdings Inc., dated , 2004, and incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on May , 2004 (the "Schedule 14A").
(a)(2)	Form of Notice of Special Meeting to Stockholders of Loehmann's Holdings Inc., dated , 2004, and incorporated herein by reference to the Schedule 14A.
(a)(3)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on May , 2004 by Loehmann's Holdings Inc. and incorporated herein by reference to the Schedule 14A.
(a)(4)	Form of Proxy Card to be sent to stockholders of Loehmann's Holdings Inc., filed with the Securities and Exchange Commission along with the Schedule 14A and incorporated herein by reference to the Schedule 14A.
(a)(5)	Press Release issued by Loehmann's Holdings Inc. and incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on April 26, 2003.
(b)(1)	Letter Agreement, dated April 22, 2004, by and among Designer Apparel Holding Company, The CIT Group/Business Credit, Inc., The CIT Group/Commercial Services, Inc. and Silver Point Finance, LLC.
(c)(1)	Fairness Opinion of Peter J. Solomon Company, dated April 22, 2004, and incorporated herein by reference to Appendix B to the Schedule 14A.
(c)(2)	Presentation of Peter J. Solomon Company to the Special Committee of the Board of Directors, dated February 26, 2004.
(c)(3)	Presentation of Peter J. Solomon Company to the Special Committee of the Board of Directors and the Board of Directors, dated April 19, 2004.
(d)(1)	Agreement and Plan of Merger, dated as of April 22, 2004, by and among Loehmann's Holdings Inc., Designer Apparel Holding Company and DAH Merger Corporation and incorporated herein by reference to Appendix A to the Schedule 14A.
(d)(2)	Voting Agreement, dated as of April 22, 2004, by and among Designer Apparel Holding Company, Alpine Associates, A Limited Partnership, Alpine Partners, L.P., Alpine Associates Offshore Fund Ltd. and Palisades Partners, L.P. and incorporated herein by reference to Appendix D to the Schedule 14A.
(d)(3)	Agreement as to Surrender and Cancellation of Options, dated as of April 22, 2004, by and among Loehmann's Holdings Inc. and Robert N. Friedman and incorporated herein by reference to Exhibit 99.5 to the Form 8-K filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on April 26, 2004.
(d)(4)	Agreement as to Surrender and Cancellation of Options, dated as of April 22, 2004, by and among Loehmann's Holdings Inc. and Robert Glass and incorporated herein by reference to Exhibit 99.6 to the Form 8-K filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on April 26, 2004.
(d)(5)	Employment Agreement, dated as of April 22, 2004, between Robert N. Friedman and Loehmann's Holdings Inc. and incorporated herein by reference to Exhibit 99.3 to the Form 8-K filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on April 26, 2004.
(d)(6)	Employment Agreement, dated as of April 22, 2004, between Robert Glass and Loehmann's Holdings Inc. and incorporated herein by reference to Exhibit 99.4 to the Form 8-K filed with the Securities and Exchange Commission by Loehmann's Holdings Inc. on April 26, 2004.
(d)(7)	Letter Agreement, dated March 2, 2004, by and among Loehmann's Holdings Inc., Robert N. Friedman and Robert Glass.
(d)(8)	Letter Agreement, dated April 22, 2004, between Loehmann's Holdings Inc. and First Islamic Investment Bank, E.C.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix C to the Schedule 14A.
(g)	Not applicable

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INTRODUCTION
  ITEM 1. Summary Term Sheet
  ITEM 2. Subject Company Information
  ITEM 3. Identity and Background of Filing Person
  ITEM 4. Terms of the Transaction
  ITEM 5. Past Contacts, Transactions, Negotiations and Agreements
  ITEM 6. Purposes of the Transaction and Plans or Proposals
  ITEM 7. Purposes, Alternatives, Reasons and Effects
  ITEM 8. Fairness of the Transaction
  ITEM 9. Reports, Opinions, Appraisals and Negotiations
  ITEM 10. Source and Amounts of Funds or Other Consideration
  ITEM 11. Interest In Securities of the Subject Company
  ITEM 12. The Solicitation or Recommendation
  ITEM 13. Financial Statements
  ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used
  ITEM 15. Additional Information
  ITEM 16. Exhibits
SIGNATURE
EXHIBIT INDEX